PUBLIC

SEC 18000767

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2017 (MM/DD/YY) AND ENDING May 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wipfli Insurance Services, LLC (formerly known as Hewins Brokerage Services, LLC)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 West Beltline Highway, Suite 401
(No. and Street)

Madison (City) Wisconsin (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia M. Jenkins (952) 270-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200 (Address) Deerfield (City) Illinois (State) 60015 (Zip Code)

SEC Mail Processing Section JUL 30 2018 Washington DC 410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission Trading and Markets JUL 30 2018 RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CYQ 8/1/18

OATH OR AFFIRMATION

I, Gennady Bekasov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wipfli Insurance Services, LLC (formerly known as Hewins Brokerage Services, LLC), as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Jayne W Roby

Notary Public My Commission expires 3/13/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
JUL 30 2018
Washington DC
410

WIPFLI INSURANCE SERVICES, LLC
(F/K/A HEWINS BROKERAGE SERVICES, LLC)
FINANCIAL STATEMENT
MAY 31, 2018

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wipfli Insurance Services, LLC (f/k/a Hewins Brokerage Services, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wipfli Insurance Services, LLC (f/k/a Hewins Brokerage Services, LLC) (the "Company") as of May 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, IL
July 19, 2018

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

WIPFLI INSURANCE SERVICES, LLC

(F/K/A HEWINS BROKERAGE SERVICES, LLC)

FINANCIAL STATEMENT

MAY 31, 2018

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

WIPFLI INSURANCE SERVICES, LLC
(F/K/A HEWINS BROKERAGE SERVICES, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2018

ASSETS

Assets		
Cash	$	503,388
Commissions receivable		160,738
Regulatory deposits		162
Prepaid expenses and other		554
Total assets	$	664,842

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	5,242
Deferred Rent		5,461
Total liabilities		10,703
Member's Equity		
Member's equity	$	654,139
Total liabilities and member's equity	$	664,842

The accompanying notes are an integral part of this financial statement

WIPFLI INSURANCE SERVICES, LLC
(F/K/A HEWINS BROKERAGE SERVICES, LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MAY 31, 2018

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Effective June 1, 2018, Hewins Brokerage Services, LLC changed its name to Wipfli Insurance Services, LLC ("Company"). The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization for broker-dealers. The Company is also an insurance agency licensed as such in its state of domicile Wisconsin and in any other state(s) where licensing may be required in the course of the Company's business dealings with its customers. The Company became a registered broker-dealer on August 28, 2015. The Company is a wholly owned subsidiary of Hewins Holding, LLC ("Parent Company"). The Parent Company is wholly owned by Wipfli Financial, LLC, ("WIPFLI") and WIPFLI also owns an affiliated registered investment advisor, Hewins Financial Advisors, LLC ("HFA"). The Company is registered in 2 states and is engaged in and earns commissions from the sales of fixed insurance, variable insurance, and mutual fund products.

Cash Concentration

Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At May 31, 2018, the Company had excess cash balances of $253,388.

Accounts Receivable

Accounts receivable represents commission receivables from other broker-dealers and insurance companies.

Management anticipates no material loss from the receivable balances; therefore, no reserve was established at May 31, 2018.

Deferred Rent

The Company records rent expense on the straight-line basis over the term of the lease. The difference between cash paid and expense recorded is deferred rent.

Income taxes

The Company files a consolidated federal and state tax return with HFA as part of WIPFLI. The Company is an LLC and is not required to recognize income tax expense. The Members of WIPFLI are responsible for their respective share of the income or loss from the Company.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has an expense sharing agreement with HFA for re-payment of allocated expenses. These expenses include salaries and payroll taxes, accounting and auditing, office supplies, software, and other administrative expenses. The net amount owed to HFA at May 31, 2018 amounted to $0. Additionally, the Company pays rent to a related party (see Note 4).

A percentage of net income may be distributed to the Parent Company or HFA on behalf of the Parent Company at the Parent Company's discretion. On January 31, 2018, a distribution in the amount of $400,000 was made to HFA.

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At May 31, 2018, net capital was $492,685, which exceeded the minimum capital requirement by $487,685. Aggregate indebtedness was $10,703 at May 31, 2018, resulting in a ratio of aggregate indebtedness to net capital of 0.02 to 1.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

4. Lease Commitments

The Company leases approximately 300 square feet of office space from Wipfli, LLP under the terms of an operating sublease ("the Sublease") entered into on July 20, 2015. The Company pays a monthly minimum lease payment of $2,342. The Sublease expires when the original lease with WIPFLI (the "Prime Lease") is cancelled or terminated. The Prime Lease expires in November 2023.

Approximate future minimum rental commitments due under the Sublease are as follows:

FYE		Amount
2019		28,222
2020		28,932
2021		29,656
2022		30,402
2023		31,162
2024		15,906
	Total	$ 164,280

5. Commitments and Contingencies

There are no additional commitments and contingencies that would have a material impact as of May 31, 2018.

6. Concentration of Receivables

As of May 31, 2018, substantially all of the commission receivables are from ValMark Securities, Inc.

7. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-2, Leases – ("Topic 842"). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.